[CROWE CHIZEK LETTERHEAD]


March 31, 1998



Board of Directors
Douglas Savings Bank
14 North Dryden
Arlington Heights, IL  60004

     RE: Federal and Illinois Income Tax Opinion Relating To The Conversion Of Douglas Savings Bank From A State-Chartered Mutual Savings Bank To A Federally-Chartered Stock Savings Bank Under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended.
          ----------------------------------------------------------------------

Gentlemen:

         You have requested our opinion with respect to the federal and Illinois income tax consequences of the proposed conversion (the "Conversion") of Douglas Savings Bank ("Mutual") from an federally-chartered mutual savings bank to a federally-chartered stock savings bank ("Stock Bank") pursuant to the provisions of Mutual's Plan of Conversion ("Plan"). The Board of Directors of Mutual has unanimously adopted the plan to pursuant which Mutual will effect the Conversion.

The Conversion will be accomplished through amendment of Mutual's federal charter to authorize capital stock. Concurrent with the Conversion, Stock Bank will change its name to Ben Franklin Bank of Illinois. Pursuant to the Plan, immediately following the Conversion, all of the outstanding stock of Stock Bank to be issued in connection with the Conversion will be owned by Ben Franklin Financial Corporation ("Holding Company"). Holding Company was formed in March, 1998, as a Delaware corporation at the direction of Mutual for the purpose of becoming a savings and loan holding company and owning all of the outstanding stock of Stock Bank issued in the Conversion.

The depositors of Mutual currently have liquidation rights in Mutual. Following the Conversion, Stock Bank will maintain a liquidation account and the Eligible Account Holders and the Supplemental Eligible Account Holders will continue to have liquidation rights in Stock Bank.

Pursuant to the Plan, non-transferable rights to subscribe for the Common Stock of the Holding Company have been given to: (i) the Eligible Account Holders,
(ii) tax-qualified employees plans of Mutual and the Holding Company; (iii) the Supplemental Eligible Account Holders; (iv) certain other members of Mutual; and
(v) Mutual's employees, officers and directors. Holding Company will utilize approximately 50% of the net proceeds from the issuance of the


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Board of Directors
Douglas Savings Bank
March 31, 1998
Page 2


common stock to purchase all of the common stock of Stock Bank issued in the Conversion and will retain approximately 50% of the net proceeds.

The Conversion and related transactions are described in the Plan. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion. In rendering the opinion, we have received certain standard representations from Mutual regarding Mutual, Stock Bank and the Holding Company (the "Representations"). The Representations are required to be furnished prior to execution and delivery of this letter. We will rely on the Representations of Mutual and the statement of facts contained in the Plan. We have also assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Plan. We have assumed that the Conversion and related transactions will be consummated strictly in accordance with the terms of the Plan.

The Plan and the Prospectus filed with the Securities and Exchange Commission (the "Prospectus") contain detailed descriptions of the parties to the transactions and the transactions themselves. These documents as well as the Representations to be provided by Mutual are incorporated in this letter as part of the statement of facts.


                                     OPINION

         Based solely on the facts set forth above and in the Plan and Prospectus, and on the Representations discussed above, and our analysis and examination of applicable federal and Illinois income tax laws, rulings, regulations, judicial precedents and the Ferguson Letter (as described in the Prospectus), we are of the opinion that, under current federal law pursuant to the Internal Revenue Code, as amended ("Code"), and Illinois law pursuant to Chapter 35 of the Illinois Compiled Statutes ("Illinois Code"), if the transaction is undertaken in accordance with the above assumptions and in accordance with the Plan of Conversion:

          (1) The Conversion will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Neither Mutual nor Stock Bank will recognize any gain or loss as a result of the transaction (Rev. Rul. 80-105, 1980-1 C.B. 78; ITA Sec. 403(a)[35 ILCS 5/403(a)]). Mutual and
     Stock Bank will each be a party to a  reorganization  within the meaning of
     Section 368(b) of the Code.

          (2) Stock Bank will recognize no gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for shares of its common stock. (Section 1032(a) of the Code; ITA Sec. 403(a)[35 ILCS 5/403(a)]).

          (3) No gain or loss will be recognized by Holding Company upon the receipt of money for Holding Company Conversion Stock. (Section 1032(a) of the Code; ITA Sec. 403(a) [35 ILCS 5/403(a)]).


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Board of Directors
Douglas Savings Bank
March 31, 1998
Page 3


          (4) The basis of Mutual's assets in the hands of Stock Bank will be the same as the basis of those assets in the hands of Mutual immediately prior to the transaction. (Section 362(b) of the Code; ITA Sec. 403(a)[35 ILCS 5/403(a)]).

          (5) Stock Bank's holding period of the assets of Mutual will include the period during which such assets were held by Mutual prior to the Conversion. (Section 1223(2) of the Code; ITA Sec. 403(a)[35 ILCS 5/403(a)]).

          (6) Stock Bank, for purposes of Section 381 of the Code, will be treated as if there had been no reorganization. The tax attributes of Mutual enumerated in Section 381(a) of the Code will be taken into account by Stock Bank as if there had been no reorganization. Accordingly, the tax year of Mutual will not end on the effective date of the Conversion. The part of the tax year of Mutual before the Conversion will be includable in the tax year of Stock Bank after the Conversion. Therefore, Mutual will not have to file a federal or Illinois income tax return for the portion of the tax year prior to the Conversion. (Rev. Rul. 57-276, 1957-1 C.B. 126); ITA Sec. 401(a)[35 ILCS 5/401(a)]).

          (7)  Depositors  will  realize  gain,  if any,  upon the  constructive issuance to them of withdrawable deposit accounts of Stock Bank, Subscription Rights, and/or interests in the liquidation account of Stock Bank. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the liquidation accounts and/or Subscription Rights received. The liquidation accounts will have nominal, if any, fair market value. Based solely on the accuracy of the conclusion reached in the Ferguson Letter, and our reliance on such opinion, that the Subscription Rights have no value at the time of distribution or exercise, no gain or loss will be required to be recognized by depositors upon receipt or distribution of Subscription Rights. (Section 1001 of the Code); See Paulsen v. Commissioner, 469 U.S. 131, 139 (1985). Likewise, based solely on the accuracy of the aforesaid conclusion reached in the Ferguson Letter, and our reliance thereon, we give the following opinions: (a) no taxable income will be recognized by the borrowers, directors, officers, and employees of Mutual upon the distribution to them of Subscription Rights or upon the exercise or lapse of the Subscription Rights to acquire Holding Company Conversion Stock at fair market value;
     (b) no taxable income will be realized by the depositors of Mutual as a result of the exercise or lapse of the Subscription Rights to purchase Holding Company Conversion Stock at fair market value. Rev. Rul. 56-572, 1956-2 C.B. 182; and (c) no taxable income will be realized by Mutual, Stock Bank, or Holding Company on the issuance or distribution of Subscription Rights to depositors of Mutual to purchase shares of Holding Company Conversion Stock at fair market value. (Section 311 of the Code; ITA Sec. 203(a)(1)[35 ILCS 5/203(a)(1)]).

         Notwithstanding the Ferguson Letter, if the Subscription Rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription Rights (in certain cases, whether or not the rights are exercised) and Holding Company and/or Stock Bank may be taxable on the distribution of the Subscription Rights. (Section 311 of the Code.) In this regard, the Subscription Rights may be taxed partially or entirely at ordinary income tax rates.


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Board of Directors
Douglas Savings Bank
March 31, 1998
Page 4


          (8) The creation of the liquidation account on the records of Stock Bank will have no effect on Mutual's or Stock Bank's taxable income, deductions, or additions to the reserve for bad debts under Section 593 of the Code, or distributions to shareholders under Section 593(e); ITA Sec. 403(a)[35 ILCS 5/403(a)].

          (9) Pursuant to the  provisions  of Section  381(c)(4) of the Code and
     Section 1.381(c)(4)-1(a)(1)(ii) of the Income Tax Regulations, Stock Bank will succeed to and take into account, immediately after the reorganization, the dollar amounts of those accounts of Mutual which represent bad debt reserves in respect of which Mutual has taken a bad debt deduction for taxable years ending on or before the date of the reorganization. The bad debt reserves will not be required to be restored to the gross income of either Mutual or Stock Bank as a result of the Conversion for the taxable year of the reorganization, and such bad debt reserves will have the same character in the hands of Stock Bank as they would have had in the hands of Mutual if no reorganization had occurred. No opinion is being expressed as to whether the bad debt reserves will be required to be restored to the gross income of either Mutual or Stock Bank for the taxable year of the transfer if Mutual or Stock Bank fails to meet the requirements of Section 593(a)(2) of the Code during such taxable year. ITA Sec. 402(a)[35 ILCS 5/402(a)].

          (10) A depositor's basis in the savings deposits of Stock Bank will be the same as the basis of his savings deposits in Mutual. (Section 1012 of the Code.) Based upon the Ferguson Letter, the basis of the Subscription Rights will be zero. The basis of the interest in the liquidation account of Stock Bank received by Eligible Account Holders and Supplemental Eligible Account Holders will be equal to the cost of such property, i.e., the fair market value of the proprietary interest in Mutual, which in this transaction we assume to be zero. ITA Sec. 203(a)(1)[35 ILCS 5/203(a)(1)].

          (11) The basis of Holding Company Conversion Stock to its shareholders will be the purchase price thereof. (Section 1012 of the Code; ITA Sec. 203(a)(1)[35 ILCS 5/203(a)(1)]).

          (12) A shareholder's holding period for Holding Company Conversion Stock acquired through the exercise of the Subscription Rights shall begin on the date on which the Subscription Rights are exercised. (Section 1223(6) of the Code). The holding period for the Holding Company Conversion Stock purchase pursuant to the direct community offering, public offering, or under other purchase arrangements will commence on the date following the date on which such stock is purchased. (Rev. Rul. 70-598, 1970-2 C.B. 168; ITA Sec. 203(a)(1)[35 ILCS 5/203(a)(1)]).

          (13)   Regardless   of  any  book   entries  that  are  made  for  the
     establishment of a liquidation account, the reorganization will not diminish the accumulated earnings and profits of Mutual available for the subsequent distribution of dividends, within the meaning of Section 316 of the Code and Section 1.312-11(b) and (c) of the Regulations. Stock Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Mutual as of the date of Conversion. ITA Sec. 403(a)[35 ILCS 5/403(a)].

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Board of Directors
Douglas Savings Bank
March 31, 1998
Page 5





                             LIMITATIONS OF OPINION

         The above opinions are effective to the extent that Mutual is solvent. No opinion is expressed about the tax treatment of the transaction if Mutual is insolvent. Whether or not Mutual is solvent will be determined at the end of the taxable year in which the transaction is consummated.

         Our opinion expressed herein is based solely upon current provisions of the Code and Illinois Code including applicable regulations thereunder and current judicial and administrative authority. Any future amendment to the Code or Illinois Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service or Illinois Department of Revenue, and the Internal Revenue Service or Illinois Department of Revenue could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service or Illinois Department of Revenue would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail fi the matters are challenged. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Illinois Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from the transaction which are not specifically covered by the opinion set forth above.

         If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached therein.



Very truly yours,

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP